UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Unregistered Sales of Equity Securities

On May 29, 2026, WF International Limited., a Cayman Islands exempt company (the “Company”) entered into a consulting service agreement (the “Consulting Agreement”) with Ironnexus Limited (“Ironnexus”), an unaffiliated third party, pursuant to which the Company engaged Ironnexus to, among others, deliver a written compliance and market report on the cross-border supply chain solutions industry, provide ongoing advisory services covering business opportunities, risk assessment, internal controls, restructuring, and strategy, and identify at least two potential acquisition targets, in consideration for which the Company issued 1,020,408 ordinary shares equivalent to US$500,000 at the average closing price of the Company’s ordinary shares over the 20 trading days prior to the date of the Consulting Agreement. The shares issued to Ironnexus are subject to an 18-month lock-up.

Immediately following the foregoing issuances, the Company had 11,268,745 issued and outstanding ordinary shares. The ordinary shares issued to Ironnexus have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction. The ordinary shares issued to Ironnexus have not been  registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction. These shares were offered pursuant to the exemption afforded by Section 4(a)(2) of the Securities Act.

Share Consolidation

On May 14, 2026, the board of directors of the Company approved to effect a share consolidation (the “Share Consolidation”) at a ratio of 10-to-1 so that every ten ordinary shares are consolidated into one ordinary share (with the fractional shares rounding up to the next whole share). The Company’s ordinary shares are expected to commence trading on the Nasdaq Stock Market on a post Share Consolidation basis on June 4, 2026. As a result of the Share Consolidation, the par value of the ordinary shares of the Company will be changed from $0.000001 per share to $0.00001 per share, and the Company’s issued and outstanding ordinary shares will be reduced from 11,268,745 to approximately 1,126,875.

The Share Consolidation was approved by the shareholders of the Company at the annual general shareholder meeting on April 30, 2026.

On June 1, 2026, the Company issued a press release announcing the Share Consolidation. A copy of the press release is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into (1) the registration statement on Form F-3, as amended (File No. 333-295778), and (2) the post-effective amendment on Form F-3 to the registration statement on Form F-1 (File No. 333-290595) of the Company, to the extent not superseded by documents or reports subsequently filed or furnished.

 EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release dated June 1, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: June 1, 2026